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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Baum, Herbert M. (Last) (First) (Middle)		The Dial Corporation (DL)

	15501 N. Dial Blvd. Suite #2212 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			12/26/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Scottsdale, AZ. 85260-1619 (City) (State) (Zip) United States		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman, President & Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	The Dial Corporation Common Stock													3,379.00		D

	The Dial Corporation Common Stock (401(K) Stock Holdings)													1,526.72		I		By 401(K) Savings Plan

	The Dial Corporation Common Stock (Employee Stock Purchase Plan)													1,828.04		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options-Right to Buy		16.5313

	Options-Right to Buy		14.3750

	Options - Right to Buy		23.1563

	Options - Right to Buy		27.0000

	Phantom Stock Units		1-for-1

	Options - Right to Buy		13.5000

	Options - Right to Buy		11.8750

	Phantom Stock Units		1-for-1						A			91.14

	Phantom Stock Units		1-for-1						A			364.56

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	08/08/2007		The Dial Corporation Common Stock					5,500.00		D

	(1)	01/27/2007		The Dial Corporation Common Stock					9,400.00		D

	(1)	08/20/2008		The Dial Corporation Common Stock					3,900.00		D

	(1)	8/19/2009		The Dial Corporation Common Stock					3,300.00		D

	(2)			The Dial Corporation Common Stock					4,144.95		D

	(3)	01/26/2011		The Dial Corporation Common Stock					225,000.00		D

	(3)	08/08/2010		The Dial Corporation Common Stock					375,000.00		D

	(4)			The Dial Corporation Common Stock	91.14				19,809.31		D

	(5)			The Dial Corporation Common Stock	364.56				79,236.95		D

Explanation of Responses:

1. Annual stock option award granted pursuant to the 1996 Stock Incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.

2. Meeting fees, retainer fees and dividends paid in phantom stock units accrued under the Corporation’s Directors Deferred Compensation Plan.

3. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All options vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option multiplied by the number of shares of stock granted under the stock option.

4. Between December 13 and December 26, 2002, the reporting person acquired 91.14 discount phantom stock unites at a price of $21.10 as a result of the salary deferral paid under the Corporation’s Management Deferred Compensation Plan, but which vest at the end of the second plan year following the plan year in which such units were acquired.

5. Between December 13 and December 26, 2002, the reporting person acquired 364.56 phantom stock units at a price of $21.10 as a result of the salary deferral paid under the Corporation’s Management Deferred Compensation Plan.

/s/ Dianne Stoehr
Attorney-in-Fact	12/30/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.